September 18, 2018

VIA EDGAR
Ms. Heather Clark
Ms. Melissa Raminpour
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Altria Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Form 8-K furnished July 26, 2018
File No. 001-08940

Dear Ms. Clark and Ms. Raminpour:

We are transmitting Altria Group, Inc.’s (“Altria”) response to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated September 7, 2018 (the “Comment Letter”), commenting on Altria’s Form 10-K for the fiscal year ended December 31, 2017 and Altria’s Form 8-K furnished on July 26, 2018 (the “Form 8-K”).

Set forth below are Altria’s responses to the Comment Letter. For ease of reference, we have reproduced the Staff’s comments in italics before each response.

Altria Group, Inc.
6601 West Broad Street, Richmond, VA 23230

Ms. Heather Clark
Ms. Melissa Raminpour
U.S. Securities and Exchange Commission
September 18, 2018

Form 10-K for the Year Ended December 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Expense (Income), Net Excluded from Adjusted Diluted EPS, page 16

1.	We note your discussion that adjusted diluted EPS for 2018 cannot be reconciled due to the highly variable nature of the forecast. However, we note from page 16 that you do disclose all amounts excluded from adjusted diluted EPS for 2017. Given your presentation of amounts excluded from adjusted diluted EPS, a non-GAAP measure, please revise to incorporate all disclosures required by Item 10(e) of Regulation S-K with regards to this measure for fiscal 2017 including a reconciliation to the most directly comparable GAAP measure (diluted EPS).

RESPONSE:

Altria acknowledges the Staff’s comment. To the extent applicable in future filings, Altria will provide all disclosures required by Item 10(e) of Regulation S-K, including a reconciliation of any historical non-GAAP financial measure (e.g., adjusted diluted EPS) to the most directly comparable GAAP financial measure (e.g., diluted EPS).
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Form 8-K furnished July 26, 2018

Exhibit 99.1, page 1

2.    We note your first statement concerning adjusted diluted EPS growth in the second quarter of 2018. In accordance with Item 100(A)(1) of Regulation G, please revise to balance your disclosure of growth in adjusted diluted EPS with the growth in the most comparable GAAP number, diluted EPS.

RESPONSE:

Altria acknowledges the Staff’s comment; however, Altria believes Exhibit 99.1 to the Form 8-K presents the GAAP and non-GAAP EPS measures in a balanced manner that is consistent with Item 100(a)(1) of Regulation G. In particular, the “Financial Performance” section on page 3 of Exhibit 99.1 sets forth for both the second quarter and first half of 2018, (i) the GAAP and non-GAAP EPS measures for the relevant period, (ii) the changes in the GAAP and non-GAAP EPS measures from the prior-year period and (iii) a discussion of the drivers of those period-to-period changes. Moreover, Altria notes that it presents both the GAAP and non-GAAP EPS measures on page 1 of Exhibit 99.1 in the “Altria Headline Financials” table that appears below the statement in question. On both page 3 and page 1 of Exhibit 99.1, the GAAP presentation precedes the non-GAAP presentation. Altria also provides on page 3 of Exhibit 99.1 reconciliations of the GAAP EPS measure to the non-GAAP EPS measure.

Altria understands that the reference in the Comment Letter to the “first statement concerning adjusted diluted EPS growth” focuses on the first sentence in the statement of Altria’s Chairman and Chief Executive Officer on quarterly performance. While this statement references a non-GAAP financial measure, Altria believes that this statement only represents high-level, general commentary on Altria’s second quarter performance in relation to its 2018 adjusted diluted EPS guidance. In fact, the statement provides important context for Altria’s modification to that guidance, which is also disclosed in Exhibit 99.1. Altria reiterates its belief, as noted above, that it presents the GAAP and non-GAAP EPS measures in a balanced manner that is consistent with Item 100(a)(1) of Regulation G through both the detailed disclosure on page 3 of Exhibit 99.1 and the table on page 1 of Exhibit 99.1 that appears below the statement in question.

Ms. Heather Clark
Ms. Melissa Raminpour
U.S. Securities and Exchange Commission
September 18, 2018

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If there is any additional information that we might provide to assist the Staff’s review, please call me at (804) 484-8280. Similarly, please let me know if you wish to discuss our responses.

Sincerely,

/s/ WILLIAM F. GIFFORD, JR.
William F. Gifford, Jr.
Vice Chairman and
Chief Financial Officer

cc: Ivan S. Feldman
Salvatore Mancuso
W. Hildebrandt Surgner, Jr.